ZYVERSA THERAPEUTICS, INC.

2200 N. Commerce Parkway, Suite 208

Weston, FL 33326

(754) 231-1688

June 30, 2023

VIA EDGAR

Joshua Gorsky

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZyVersa Therapeutics, Inc. Registration Statement on Form S-1 Filed June 15, 2023 File No. 333-272657 (the “Registration Statement”)

Dear Mr. Gorsky:

ZyVersa Therapeutics, Inc., a Delaware corporation (the “Company”), is hereby responding to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated June 28, 2023, relating to the above-referenced Registration Statement. Where applicable, we make reference to the Company’s Amendment No. 1 to its Registration Statement on Form S-1 being filed with the Commission today (the “Amendment”). Capitalized terms not defined herein have the meanings ascribed to them in the Amendment.

Cover Page

Comment 1:

Please revise your cover page to disclose the date that the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the cover page to disclose the date that the offering will end.

Comment 2:

We note your disclosure that there is no minimum number of shares of securities or minimum aggregate amount of proceeds that is a condition for this offering to close and that you may sell fewer than all of the securities offered, which may significantly reduce the amount of proceeds received by you, and investors in this offering will not receive a refund if you do not sell all of the securities offered. We also note your disclosure that because there is no escrow account and no minimum number of securities or amount of proceeds, investors could be in a position where they have invested in you, but you have not raised sufficient proceeds in this offering to adequately fund the intended uses of the proceeds as described in the prospectus. Please revise your registration statement to make similar disclosures in the Prospectus Summary and Use of Proceeds sections.

Response:

In response to the Staff’s comment, the Company has updated its disclosure in the Offering summary and Use of Proceeds sections.

Comment 3:

We note your disclosure on page 6 that you may use a portion of the net proceeds of this offering to “redeem the remaining PIPE Shares pursuant to the Series A Certificate of Designation.” We also note your disclosure on page 50 that as a result of the recently completed Best Efforts Offering, you redeemed “substantially all of the PIPE Shares in accordance with the Series A Certificate of Designation.” Please revise your cover page to disclose that you may use a portion of the net proceeds of this offering to redeem the remaining PIPE Shares pursuant to the Series A Certificate of Designation, that the floor price of the PIPE Shares was reset to the applicable floor price of $2.00 and that, to the extent the market price of your common stock is above the floor price, the holders of such securities could be redeemed at a profit. Please also disclose here and elsewhere, as appropriate, the number of PIPE Shares that are currently outstanding that could be redeemed using the net proceeds of this offering.

Response:

In response to the Staff’s comment, the Company has revised the cover page to disclose that we may use a portion of the net proceeds of this offering to redeem the remaining PIPE Shares pursuant to the Series A Certificate of Designation, that the floor price of the PIPE Shares was reset to the applicable floor price of $2.00 and that, to the extent the market price of our common stock is above the floor price, the holders of such securities could be redeemed at a profit. We have also disclosed on the cover page and on pages 6, 50, 53, 58 and 143, the number of PIPE Shares that are currently outstanding that could be redeemed using the net proceeds of this offering.

Post Business Combination Related Party Transactions

Private Placement, page 136

Comment 4:

We note your disclosure that on June 5, 2023, you issued an aggregate of 3,044,152 shares of common stock to certain members of the Sponsor in exchange for increasing the duration of their lockup period with respect to all securities of the company owned by such members. Please revise your disclosure to describe the material terms of this transaction, including the length of the extended lockup period and the total number of shares that the lockup period applies to. Additionally, to the extent material, please disclose the reason for the extension of the lockup period and whether the members of the Sponsor will have a lower cost basis in the shares of common stock than investors in this offering.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 136 to describe the material terms of the transaction, including the length of the extended lockup period and the total number of shares that the lockup period applies to. The Company does not believe that the reason for the extension of the lockup period or the change in cost basis with respect to the members of the Sponsor group are material.

Exhibits

Comment 5:

Please file the form of warrants, the form of pre-funded warrants, and the agreement with your placement agent for this offering as exhibits to your registration statement.

Response:

In response to the Staff’s comment, the Company has filed the Form of Placement Agency Agreement as Exhibit 1.1, the Form of Warrant as Exhibit 4.10 and the Form of Pre-Funded Warrant as Exhibit 4.11.

Please contact our counsel, Jack Hogoboom of Lowenstein Sandler LLP at (973) 597-2382 or the undersigned with any questions regarding the contents of this letter or the Amendment.

Sincerely,

June 30, 2023	/s/ Stephen C. Glover
Stephen C. Glover Chairman, President and Chief Executive Officer

Cc: John D. Hogoboom, Esq.